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06002663

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids (City) IA (State) 52401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Davidson (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

1715 First Avenue SE (Address) Cedar Rapids (City) IA (State) 52402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/20/06

OATH OR AFFIRMATION

I, Patricia Davidson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services Ltd , as of December 31 , 2005 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-08

Patricia Davidson
Signature

President
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
Cedar Rapids, Iowa

FINANCIAL STATEMENTS
December 31, 2005

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

The Board of Directors
World Trend Financial Planning Services, LTD
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, LTD as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of World Trend Financial Planning Services, LTD as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole. We applied limited procedures, which consisted principally of inquires of management regarding the methods of measurement and presentation of Form X-17A-5. We did not audit this form and express no opinion on it.

Clifton Gunderson LLP

Cedar Rapids, Iowa
February 17, 2006

WORLD TREND FINANCIAL PLANNING SERVICES, LTD
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 3,748
Investments	167,958
Commissions receivable	39,060
Notes receivable - other	102,566
Note receivable - officer	4,930
Prepaid expenses	261
Total current assets	318,523
EQUIPMENT	
Equipment	154,117
Less accumulated depreciation	(107,314)
Net equipment	46,803
TOTAL ASSETS	$ 365,326

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,318
Accrued employee benefits	7,835
Accrued payroll taxes	6,979
Total current liabilities	16,132
STOCKHOLDER'S EQUITY	
Common stock, no par value; 50,000 shares authorized and 15,000 shares issued and outstanding	15,000
Additional paid-in capital	2,862
Retained earnings	331,332
Total stockholder's equity	349,194
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 365,326

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD
STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUES	
Commissions	$ 486,615
Consulting income	8,725
Interest income	13,667
Gain on sale of assets	468
Unrealized gain on investments	23,940
Total revenues	533,415
OPERATING EXPENSES	
Wages	204,345
Payroll taxes	18,765
Employee benefits	14,529
Management fees	6,745
Administrative services	91,250
Training and seminars	1,331
Professional fees	5,860
Contract labor	3,855
Travel and promotion	3,779
Rent	36,600
Office expense	25,565
Advertising	13,259
Postage	1,920
Telephone	2,757
Membership and registration fees	4,120
Insurance	5,789
Utilities	1,820
Interest expense	549
Depreciation	23,222
Total operating expenses	466,060
NET INCOME	$ 67,355

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2004	$ -	$ 15,000	$ 2,862	$ 263,977	$ 281,839
2005 net income	-	-	-	67,355	67,355
BALANCE, DECEMBER 31, 2005	$ -	$ 15,000	$ 2,862	$ 331,332	$ 349,194

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 67,355
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	23,222
Unrealized gain on investments	(23,940)
Effect of changes in operating assets and liabilities:	
Commissions receivable	(9,541)
Prepaid expenses	(104)
Accounts payable	671
Accrued employee benefits	2,222
Accrued payroll taxes	(594)
Net cash provided by operating activities	59,291
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investments	(25,496)
Issuance of notes receivable	(9,964)
Issuance of notes receivable - officer	(87,901)
Payments received on notes receivable - officer	83,350
Proceeds from disposition of assets	3,620
Purchase of equipment	(2,969)
Net cash used in investing activities	(39,360)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on note payable - related party	(23,014)
Net cash used in financing activities	(23,014)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,083)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,831
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,748

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), Securities Investor Protection Corporation (SIPC), and the Municiple Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

TRADING SECURITIES

Investments in mutual funds are considered "trading securities" and are stated at fair value. Investments in stock warrants do not have a readily determinable fair value and are stated at cost. Any unrealized gains or losses are included in income in the year they occur.

ACCOUNTS RECEIVABLE

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Commissions receivable are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for

ACCOUNTS RECEIVABLE (CONTINUED)

determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Notes receivable are stated at principal amounts plus accrued interest. Two immaterial notes are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes as all are demand notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

EQUIPMENT

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

ADVERTISING

The Company expenses advertising costs as incurred.

TRADE DATE BASIS

Commission revenue and related expenses are recorded on a trade date basis.

CONCENTRATION OF CREDIT RISK

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Services, Ltd., operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

INCOME TAXES

No provision for income taxes is reported in the financial statements because the Company elects to be taxed under Subchapter S of the Internal Revenue Code, and the shareholder includes the Company's earnings on his individual income tax return.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2005, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.13/1
Net capital	$ 127,894
Net capital requirement	$ 5,000

The Securities and Exchange Commission had adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% were higher, the minimum net capital would be increased to the higher amount.

NOTE 2 - RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 3 – NOTES RECEIVABLE

The note receivable from officer bears interest at 8% per year and is unsecured. The amount of the note at December 31, 2005 was $4,930 and is payable on demand. The other notes bear interest at 10% per year and are payable on demand, which one note in the amount of $100,763 is collateralized by property.

NOTE 4 - RELATED PARTY TRANSACTIONS

Note payable - related party consists of a short-term note with TLD, Inc. This note carries an interest rate of 8% and is due and payable on demand. TLD, Inc. is wholly owned and operated by Timothy Terry, a stockholder of World Trend Financial Services, Ltd. Interest expense on the note for the year ended December 31, 2005 was $549.

The Company pays fees to Terry, Lockridge, and Dunn, Inc. for accounting services and the preparation of the corporate tax return. Terry, Lockridge, and Dunn, Inc. is partially owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. The total paid for these services for the year ended December 31, 2005, was $6,477.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company pays consulting service fees to TLD, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2005, was $50,000.

The Company pays computer system support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2005, was $15,000.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2005, was $26,250.

The Company rents office space from the Terry Family Trust. The total rent paid for the year ended December 31, 2005, was $36,600.

NOTE 5 - RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the current calendar year as well as in the previous calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $5,626.

NOTE 6 - ADVERTISING

Advertising expense for the year ended December 31, 2005 totaled $13,259.

NOTE 7 - INCOME TAXES

Because the Company has elected "Subchapter S" tax status, there will be no corporate taxes assessed on the net income. Since a portion of the assets were owned on or before the "Subchapter S" tax status was elected, the Company is subject to a "built in gains" tax on those assets. After December 2011, the Company will no longer be subject to the "built in gains" tax.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in the Summary of Significant Accounting Policies, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

SUPPLEMENTAL INFORMATION

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per Part IIA of Form X-17A-5, as originally filed (unaudited)	$ 83,276
Adjustments resulting from audit:	
Change in stockholders' equity	23,687
Decrease in net equipment valuation	1,582
Allowable asset subject to haircut previously shown as non-allowable Adjusted to fair market	19,609
Miscellaneous increase in expense	(260)
Net capital - per page 12	$ 127,894

This information should be read only in connection with
the accompanying auditor's report.

**WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
COMPUTATIONS FOR DETERMINATION OF THE RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3
December 31, 2005**

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirement of this rule.

Independent Auditor's Report on Internal Control

The Board of Directors
World Trend Financial Planning Services, LTD
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of World Trend Financial Planning Services, Ltd. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objective.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Cedar Rapids, Iowa
February 13, 2006